UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

             (CHECK ONE): [x] Form 10-K [ ] Form 20-F [ ] Form 11-K
                          [ ] Form 10-Q [ ] Form N-SAR

                       For Period Ended: December 31, 1999


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                         PART I. REGISTRANT INFORMATION

                               HOST FUNDING, INC.
                            (Full Name of Registrant)

                         Former Name if Applicable: N/A

             1640 School Street, Suite 100, Moraga, California 94556 (Address of Principal Executive Office, Street and Number) (Zip Code)


                        PART II. RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate) [ x ]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribe due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant is requesting an extension for the filing of the Annual Report on Form 10-K for the year ended December 31, 1999 based upon the fact that the Company's auditor, PriceWaterhouseCoopers, LLP, did not receive all necessary information from third parties to complete the audit of the Company's financial statements by March 30, 2000, the due date of the Annual Report. The Company will file the Annual Report on Form 10-K for the year ended December 31, 1999 prior to the extension due date of April 15, 2000.


                           PART IV. OTHER INFORMATION

(1) The name and telephone number of the person to contact in regard to this notification is Mr. Glen Fuller at 925/631/7929.

(2) Have all other reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify reports.

         /X/ Yes       /  / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         /X/ Yes      / / No

         The Registrant anticipates a significant change in the results of operations of the Registrant from the year ended December 31, 1998 to the year ended December 31, 1999.

          The Registrant estimates that net loss per share increased from approximately $904,000 for the year ended December 31, 1998 to approximately $1,972,000 for the year ended December 31, 1999, resulting in an increase in basic and diluted net loss per share from $0.58 in 1998 to $1.22 in 1999.

         The Registrant is unable to provide additional information on changes in the results of operations due to insufficient detailed information from third parties in order to make such determination.

         The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



                                                       By:  /s/ Glen Fuller
                                                       Chief Operating Officer

                                                       Date: March 30, 2000